UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended September 30, 2005

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F    ☐                     Form 40-F    ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes    ☐                     No    ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2004, a copy of which has been filed with the Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations and Retained Earnings
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Auction revenues	$38,430	$31,449	$152,700	$125,115
Direct expenses	4,487	3,005	18,563	15,405

	33,943	28,444	134,137	109,710

Expenses:
Depreciation and amortization	3,198	3,246	10,061	9,253
General and administrative	23,859	20,989	68,316	60,826

	27,057	24,235	78,377	70,079

Earnings from operations	6,886	4,209	55,760	39,631
Other income (expense):
Interest expense	(427)	(695)	(1,768)	(2,448)
Gain (loss) on disposition of capital assets	68	(16)	6,570	88
Other	65	234	302	516

	(294)	(477)	5,104	(1,844)

Earnings before income taxes	6,592	3,732	60,864	37,787
Income tax expense (recovery):
Current	1,779	1,693	21,695	13,463
Future	245	229	(208)	760

	2,024	1,922	21,487	14,223

Net earnings	$4,568	$1,810	$39,377	$23,564

Net earnings per share (in accordance with Canadian and United States GAAP) (note 5):
Basic	$0.13	$0.05	$1.15	$0.69
Diluted	$0.13	$0.05	$1.13	$0.68

Retained earnings, beginning of period	$210,695	$177,825	$183,438	$161,183
Net earnings	4,568	1,810	39,377	23,564
Cash dividends paid	(6,191)	(3,763)	(13,743)	(8,875)

Retained earnings, end of period	$209,072	$175,872	$209,072	$175,872

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	September 30,	December 31,
	2005	2004

	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$174,994	$132,632
Accounts receivable	78,840	19,281
Inventory	8,607	13,091
Advances against auction contracts	9,706	968
Funds committed for debt repayment (note 4)	3,714	1,857
Prepaid expenses and deposits	4,484	2,323
Other assets	1,099	654
Future income tax asset	386	496

	281,830	171,302

Capital assets (note 3)	242,352	226,624
Funds committed for debt repayment (note 4)	1,393	5,108
Other assets	1,408	1,876
Goodwill	38,400	37,499

	$565,383	$442,409

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$151,293	$47,581
Accounts payable and accrued liabilities	36,777	45,334
Income taxes payable	8,550	6,383
Current portion of long-term debt (note 4)	27,729	35,133

	224,349	134,431

Long-term debt (note 4)	17,400	10,792
Other liabilities	516	1,563
Future income tax liability	6,104	6,359

Shareholders’ equity:
Share capital (note 5)	79,730	76,445
Additional paid-in capital	8,722	7,859
Retained earnings	209,072	183,438
Foreign currency translation adjustment	19,490	21,522

	317,014	289,264
Commitments and contingencies (note 6)
Subsequent events (notes 4 and 5(b))

	$565,383	$442,409

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)
(Unaudited)

				Foreign Currency
	Share	Additional Paid-In	Retained	Translation	Total Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2004	$76,445	$7,859	$183,438	$21,522	$289,264
Exercise of stock options	1,502	(222)	—	—	1,280
Stock compensation tax adjustment	—	126	—	—	126
Stock compensation expense	—	418	—	—	418
Net earnings	—	—	13,675	—	13,675
Cash dividends paid	—	—	(3,771)	—	(3,771)
Foreign currency translation adjustment	—	—	—	(2,202)	(2,202)

Balance, March 31, 2005	77,947	8,181	193,342	19,320	298,790
Exercise of stock options	1,470	(398)	—	—	1,072
Stock compensation tax adjustment	—	95	—	—	95
Stock compensation expense	—	346	—	—	346
Net earnings	—	—	21,134	—	21,134
Cash dividends paid	—	—	(3,781)	—	(3,781)
Foreign currency translation adjustment	—	—	—	(4,178)	(4,178)

Balance, June 30, 2005	79,417	8,224	210,695	15,142	313,478
Exercise of stock options	313	135	—	—	448
Stock compensation tax adjustment	—	13	—	—	13
Stock compensation expense	—	350	—	—	350
Net earnings	—	—	4,568	—	4,568
Cash dividends paid	—	—	(6,191)	—	(6,191)
Foreign currency translation adjustment	—	—	—	4,348	4,348

Balance, September 30, 2005	$79,730	$8,722	$209,072	$19,490	$317,014

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Cash provided by (used in):
Operating activities:
Net earnings	$4,568	$1,810	$39,377	$23,564
Items not involving cash:
Depreciation and amortization	3,198	3,246	10,061	9,253
Stock compensation expense	350	357	1,114	1,106
Future income taxes	245	470	(208)	870
Net (gain) loss on disposition of capital assets	(68)	16	(6,570)	(88)
Changes in non-cash working capital:
Accounts receivable	1,789	(8,972)	(59,559)	(52,084)
Inventory	(5,679)	(607)	4,484	(2,517)
Advances against auction contracts	(6,704)	(9)	(8,738)	(1,893)
Prepaid expenses and deposits	(293)	(881)	(2,161)	(375)
Income taxes payable	(7,507)	(4,650)	2,401	(3,121)
Auction proceeds payable	(26,597)	(7,704)	103,712	97,133
Accounts payable and accrued liabilities	(5,552)	(1,840)	(10,236)	(5,712)
Other	(538)	(1,570)	1,912	(427)

	(42,788)	(20,334)	75,589	65,709
Investing activities:
Acquisition of business	—	—	—	(1,171)
Capital asset additions	(10,729)	(5,703)	(29,879)	(15,263)
Proceeds on disposition of capital assets	377	495	9,135	1,410
Decrease (increase) in other assets	124	(2,124)	448	(2,122)

	(10,228)	(7,332)	(20,296)	(17,146)
Financing activities:
Issuance of share capital	448	161	2,800	3,030
Dividends on common shares	(6,191)	(3,763)	(13,743)	(8,875)
Issuance of long-term debt	12,266	—	16,016	—
Repayment of long-term debt	(12,323)	(51)	(17,190)	(6,832)
Increase (decrease) in other liabilities	—	(1,011)	23	(983)
Increase in short-term debt	—	3,276	—	3,276
Decrease (increase) in funds committed for debt repayment	—	—	1,858	(3,715)

	(5,800)	(1,388)	(10,236)	(14,099)
Effect of foreign currency rates on cash and cash equivalents	1,589	2,182	(2,695)	451

Increase (decrease) in cash and cash equivalents	(57,227)	(26,872)	42,362	34,915
Cash and cash equivalents, beginning of period	232,221	180,796	132,632	119,009

Cash and cash equivalents, end of period	$174,994	$153,924	$174,994	$153,924

Supplemental information:
Interest paid	$525	$780	$1,412	$2,316
Income taxes paid	$8,924	$5,571	$18,980	$16,475

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 is unaudited)
1.	Significant accounting policies:
(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP. The interim consolidated financial statements should be read in conjunction with the December 31, 2004 audited consolidated financial statements.
(b)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment, but also include net profits on the sale of inventory, incidental interest income, Internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 6).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 is unaudited)
1.	Significant accounting policies (continued):
(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.
2.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.

In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 is unaudited)
3. Capital assets:

		Accumulated	Net book
September 30, 2005	Cost	depreciation	value

Buildings	$120,214	$20,088	$100,126
Land and improvements	113,568	4,369	109,199
Land and buildings under development	12,005	—	12,005
Automotive equipment	12,509	4,499	8,010
Yard equipment	10,176	5,307	4,869
Office equipment	6,512	4,092	2,420
Computer equipment	5,748	3,401	2,347
Computer software	11,859	10,706	1,153
Leasehold improvements	3,506	1,283	2,223

	$296,097	$53,745	$242,352

		Accumulated	Net book
December 31, 2004	Cost	depreciation	value

Buildings	$113,742	$18,588	$95,154
Land and improvements	100,154	4,125	96,029
Land and buildings under development	13,538	—	13,538
Automotive equipment	11,389	4,272	7,117
Yard equipment	9,540	4,685	4,855
Office equipment	6,169	3,799	2,370
Computer equipment	5,784	2,940	2,844
Computer software	11,114	8,766	2,348
Leasehold improvements	3,321	952	2,369

	$274,751	$48,127	$226,624

During the nine months ended September 30, 2005, the Company capitalized interest of $299,000 (nine months ended September 30, 2004 — $184,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 is unaudited)
4. Long-term debt:

	September 30,	December 31,
	2005	2004

Term loans, unsecured, bearing interest between 5.95% and 7.15%, due in minimum annual installments of $2.9 million ($0.75 million towards principal, $1.4 million towards a sinking fund), with final payments occurring in 2005 and 2006.	$12,250	$17,000

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010.	12,904	—

Revolving loans, unsecured, bearing interest at 4.465% (2004 — between 3.165% and 3.175%), due in monthly installments of interest only, with the full amount of the principal due in 2005.	19,250	15,500

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the Australian prime rate and 6.5%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring in 2008.	725	920

Revolving loans, denominated in Canadian dollars, unsecured, bearing interest at the Canadian Prime Rate plus 0.25%, due in monthly installments of interest only. The loans were repaid in full in 2005.	—	12,505

	45,129	45,925
Current portion	(27,729)	(35,133)

Non-current portion	$17,400	$10,792

Subsequent to the quarter end, the Company signed a commitment letter to replace certain of the term loans and revolving loans outstanding at September 30, 2005 with a new five-year term loan. This loan will be unsecured and will be due in quarterly installments of interest only, with the full amount of the principal due in 2010. If this arrangement is completed as contemplated, all of the funds committed for debt repayment in the balance sheet at September 30, 2005 will become cash and cash equivalents and available for general purposes in the fourth quarter of 2005.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 is unaudited)
5. Share capital:
     (a) Shares issued:
     Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2004	34,262,300
Issued for cash, pursuant to stock options exercised	152,600

Issued and outstanding, September 30, 2005	34,414,900

The Company’s common shares were split on a two-for-one basis on May 4, 2004. All share, per share and stock option information in the consolidated financial statements gives effect to the stock split on a retroactive basis.
     (b) Stock option plan:
     Stock option activity for the nine months ended September 30, 2005 is as follows:

	Common Shares Under	Weighted Average Exercise
	Option	Price

Outstanding, December 31, 2004	808,998	$18.38
Granted	201,800	32.41
Exercised	(152,600)	18.35
Expired	(13,600)	32.41

Outstanding, September 30, 2005	844,598	$21.51

Exercisable, September 30, 2005	648,398	$18.46

     The options outstanding at September 30, 2005 expire on dates ranging to February 23, 2015.
     The following is a summary of stock options outstanding and exercisable at September 30, 2005:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (years)	Price	Exercisable	Price

$11.675 - $13.050	185,400	5.8	$12.33	177,400	$12.33
$13.344 - $15.525	232,998	6.4	14.93	232,998	14.93
$26.460 - $32.410	426,200	8.8	29.09	238,000	26.47

	844,598			648,398

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 is unaudited)
5. Share capital (continued):
Subsequent to September 30, 2005, the Company granted stock options to purchase a total of 12,000 of its common shares, with an exercise price of $42.69 per share and an expiry date of October 6, 2015.
(c) Stock-based compensation:
The Company uses the fair value based method to account for employee stock-based compensation awards. During the nine-month period ended September 30, 2005, the Company recognized compensation cost of $1,114,000 (2004 — $1,106,000) in respect of options granted in 2005 and 2004 under its stock option plan.
For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Risk free interest rate	3.7%	3.0%
Dividend yield	1.39%	1.15%
Expected lives	5 years	5 years
Volatility	20.0%	19.6%

The weighted average grant date fair value of options granted during the period ended September 30, 2005 was $6.83 per option (2004 — $5.34). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 is unaudited)
5. Share capital (continued):
     (d) Net earnings per share:
     The computations for basic and diluted earnings per share are as follows:

	Three months ended September 30, 2005			Nine months ended September 30, 2005

			Per share			Per share
	Net earnings	Shares	amount	Net earnings	Shares	amount

Basic net earnings per share	$4,568	34,396,648	$0.13	$39,377	34,348,880	$1.15
Effect of dilutive securities:
Stock options	—	406,212	—	—	359,720	(0.02)

Diluted net earnings per share	$4,568	34,802,860	$0.13	$39,377	34,708,600	$1.13

	Three months ended September 30, 2004			Nine months ended September 30, 2004

			Per share			Per share
	Net earnings	Shares	amount	Net earnings	Shares	amount

Basic net earnings per share	$1,810	34,208,349	$0.05	$23,564	34,131,097	$0.69
Effect of dilutive securities:
Stock options	—	318,861	—	—	344,368	(0.01)

Diluted net earnings per share	$1,810	34,527,210	$0.05	$23,564	34,475,465	$0.68

6. Commitments and contingencies:
The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on its financial position or results of operations.
In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At September 30, 2005, outstanding guarantees under contract for industrial equipment to be sold prior to December 17, 2005 totaled $25,187,000 (December 31, 2004 — $6,202,000) (undiscounted and before estimated proceeds from sale at auction). The Company also had guarantees under contract totaling $12,809,000 relating to agricultural auctions to be held prior to April 30, 2006 (December 31, 2004 — $14,726,000). No liability has been recorded with respect to these guarantee contracts.
7. Transactions with related parties:
During the period ended September 30, 2005, the Company paid $751,000 to a company controlled by the Chairman of the Company’s Board of Directors (nine months ended September 30, 2004 — $758,000). The costs were incurred pursuant to agreements, approved by the Company’s Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 is unaudited)
7. Transactions with related parties (continued):
Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company believes that the terms of the agreements were at least as favorable as could have been obtained from a third party. The Company has entered into similar agreements with the related party in the past and intends to do so in the future.
8. United States generally accepted accounting principles:
The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the nine months ended September 30, 2005 and 2004, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP.
US GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

	September 30, 2005	September 30, 2004

Net earnings in accordance with Canadian and United States GAAP	$39,377	$23,564
Other comprehensive income (loss):
Foreign currency translation adjustment	(2,032)	1,406

Comprehensive income in accordance with United States GAAP	$37,345	$24,970

Accumulated other comprehensive income, which under US GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	2005	2004

Foreign currency translation adjustment:

Balance, December 31	$21,522	$12,727
Change during the period	(2,032)	1,406

Balance, September 30	$19,490	$14,133

ITEM 2. Management’s Discussion and Analysis of Financial Condition And Results of Operations
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and nine-month periods ended September 30, 2005 compared to the three- and nine-month periods ended September 30, 2004. This discussion should be read in conjunction with our consolidated financial statements and notes thereto for the quarter ended September 30, 2005, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004, which are included in our 2004 Annual Report on Form 40-F.
The date of this discussion is as of October 27, 2005. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all dollar amounts discussed below in tables and related footnotes are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and at September 30, 2005 we operated from approximately 110 locations, including 30 auction sites, in 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within the global industrial equipment market are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of these assets, which is driven by the ongoing production of new trucks and equipment. Analysts estimate that approximately $100 billion of the type of assets we sell changes hands each year; we estimate that our share of this market is less than 2%.
In recent periods, an average of approximately 75% of the buyers at our auctions have been end users of equipment (or retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (or wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between owners of industrial assets are still the dominant type of transaction in the used truck and equipment markets.

We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our highly publicized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our marketing skills, our internet tools and our in-depth experience in the marketplace.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum prices for anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963 because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions. Evidence of this is the fact that in recent periods, an average of over 50% of the trucks and equipment sold at our auctions has left the region of the sale.
We believe that our ability to consistently draw large numbers of local and international bidders to our auctions, most of whom are end users of industrial assets rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consigned equipment to our auctions. Higher consignment volumes attract more bidders, which in turn attract greater consignments, and so on. During the first nine months of 2005, we had nearly 151,000 bidder registrations at our industrial auctions, compared to about 143,000 in the nine-month period ended September 30, 2004. We received more than 20,000 industrial asset consignments in the first nine months of 2005, compared to approximately 17,000 in the equivalent period in 2004. A consignment is typically comprised of multiple lots.
One of our primary goals is to continue to grow our gross auction sales, which is the total proceeds from all items sold at our auctions. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there is an opportunity for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of his assets, we will pursue that opportunity.
We are also using the internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. Approximately 20% of the bidders at our auctions in recent quarters participated over the internet. In addition, we continue to develop and upgrade our technical and physical infrastructure, including adding and upgrading auction sites, as well as our recruiting and training programs, in order to improve the productivity of our sales force and to enhance the service we provide to our customers.
During the first nine months of 2005, we conducted 104 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Asia. We also held 84 unreserved agricultural auctions in the first nine months of 2005. The average industrial auction in the first nine months of 2005 had gross auction sales of $13.8 million, compared to $11.9 million in the first nine months of 2004 and $12.0 million for the full year in 2004. Approximately 60% of our auction revenues was earned from operations in the United States (first nine months of 2004 – 62%), 20% was earned in Canada (first nine months of 2004 – 20%) and the remaining 20% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (first nine months of 2004 – 18%). We had 661 full-time employees at September 30, 2005, including 211 sales representatives.
We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and the Toronto Stock Exchange (the TSX). At October 27, 2005 we had 34,414,900

common shares issued and outstanding and stock options outstanding to purchase a total of 856,598 common shares. On May 4, 2004, our issued and outstanding common shares were split on a two-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.
Sources of Revenue and Revenue Recognition
An important indicator of our operating performance is gross auction sales. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements; however, we believe that gross auction sales provides an important comparative assessment of our relative operating performance between periods. Auction revenues, which are reported as the top line of our Statement of Operations, and certain other Statement of Operations line items, are best understood by considering their relationship to gross auction sales.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately 75% of our gross auction sales volume on an annual basis.
In certain other cases, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The equipment is still sold on an unreserved basis, and if the actual auction proceeds are less than the guaranteed amount, our commission is reduced. If proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are generally outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time, because many of the contracts are signed in the fall of one year for auctions to be held in the spring of the next year. The combined exposure at any time from all outstanding guarantees also fluctuates from period to period but is usually less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have generally represented approximately 15% of gross auction sales on an annual basis.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented approximately 10% of gross auction sales on an annual basis.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. As a result, the mix of contracts in a particular quarter or year is not necessarily indicative of our future performance, and we do not have a target for the relative mix of contracts in any particular period. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) depend on the mix and performance of contracts entered into with consignors in any particular period and fluctuate from period to period. Our auction revenue rate performance is presented below.

Prior to 2002, our long-term expected average auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average auction revenue rate increased to approximately 9.30%. At the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average auction revenue rate to 9.50%. At the end of 2003 we increased our expected average auction revenue rate to be in the range of 9.50% to 10.00%, and we reaffirmed this expectation at the end of 2004. We achieved an auction revenue rate of 10.16% for the nine months ended September 30, 2005 and we continue to expect that our average auction revenue rate for the remainder of 2005 will be in the range of 9.50% to 10.00%.
The largest contributor to the variability in our auction revenue rate is the performance of our underwritten business (i.e. our guarantee and inventory contracts). In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate. This variability can be more pronounced in the first and third calendar quarters because of the seasonality of our business (see below).
Our gross auction sales and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Our gross auction sales and auction revenues tend to be highest during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.
Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period-to-period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent quarters.
Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.

Developments in 2005
Highlights of the nine-month period ended September 30, 2005 included:
•	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $79 million.

•	We broke regional auction sales records in Denver, Colorado; Chicago, Illinois; and Atlanta, Georgia. We also held our largest-ever Canadian auction, at our permanent auction site in Edmonton, Alberta.

•	We held our first auction at our new permanent auction site in Sacramento, California.

•	We purchased approximately 125 acres of land in Houston, Texas for consideration of $8.5 million on which we intend to construct a new permanent auction site, which will replace our existing facility in Houston.

•	We purchased approximately 160 acres of land in Denver, Colorado for consideration of $3.5 million on which we intend to build a new permanent auction site, which will replace our existing facility in Denver.

•	We purchased approximately 62 acres of land in Saskatoon, Saskatchewan for consideration of $0.3 million, and we intend to construct a modest auction facility intended primarily for agricultural auctions.

•	We entered into a three-year lease for a property in Livorno, Italy, which became a new regional auction unit.

•	We commenced construction on a new permanent auction site in Nashville, Tennessee.

•	We completed the sale of property that was not being used in our operations in Fort Worth, Texas, for proceeds of $6.0 million and a gain of $5.5 million, and in Prince George, British Columbia, for proceeds of $1.3 million and a gain of $0.9 million.

•	We appointed our first sales representatives in Poland and Switzerland.

•	We continued to progress with our strategic initiative, which we call Mission 2007, or M07, with the goal of developing more efficient, consistent and scalable business processes to support our growth objectives.

•	Our Board of Directors approved a ten-year program to upgrade our information systems as part of our M07 strategic initiative. The first step of the program is the implementation of an enterprise resource planning system.

•	Our Board of Directors appointed David D. Nicholson to the position of Senior Vice-President, South Central and South America Divisions, and Guylain Turgeon to the position of Senior Vice-President and Managing Director, European Operations.

•	Roger Rummel, a Senior Vice-President and long-time member of our management team, retired effective March 31, 2005.

Critical Accounting Policies and Estimates
There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2004, which is included in our 2004 Annual Report on Form 40-F.
Overall Performance
During the first nine months of 2005 we achieved auction revenues of $152.7 million and net earnings of $39.4 million, or $1.13 per diluted common share. Net earnings for the period would have been $35.3 million, or $1.02 per diluted share, excluding total after-tax gains of $4.1 million ($6.4 million before tax) recorded on the sale of excess properties in Texas and British Columbia. We have highlighted these gains because we do not believe that sales of properties are part of our normal operations. For the nine months ended September 30, 2004 we had auction revenues of $125.1 million and net earnings of $23.6 million, or $0.68 per diluted common share. Earnings increased mainly as a result of higher gross auction sales in 2005, offset in part by higher operating costs and income tax expense. At the end of the third quarter of 2005 we had working capital of $57.5 million, compared to $36.9 million at the end of 2004.
Results of Operations
Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In the first nine months of 2005, approximately 35% of our revenues and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, which is consistent with the rates we expect to experience on a full year basis, and is roughly consistent with the relative proportions in recent periods. The proportion of revenues denominated in currencies other than the United States dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period.
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of some of these currencies relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. However, in recent periods, the effect on reported auction revenues and operating expenses in our annual consolidated financial statements has largely offset, making the impact of currency fluctuations on our annual net earnings essentially neutral.
United States Dollar Exchange Rate Comparison

Nine months ended September 30,	2005	% Change	2004
		in U.S. $

Average value of one U.S. dollar:

Canadian dollar	$1.2241	-8%	$1.3282
Euro	€0.7928	-3%	€0.8157

Auction Revenues

Nine months ended September 30,	2005	2004	% Change

Auction revenues	$152,700	$125,115	22%

Gross auction sales	$1,502,976	$1,239,606	21%

Auction revenue rate	10.16%	10.09%
The increase in auction revenues in 2005 compared to the equivalent period in the prior year was primarily attributable to higher gross auction sales. Gross auction sales in the first nine months of 2005 increased in the United States, Canada and Europe compared to the nine months ended September 30, 2004. Our agricultural division generated gross auction sales of $65.6 million for the nine months ended September 30, 2005, which compares to $35.0 million for the corresponding period in 2004. Our guarantee and inventory contracts represented 22% of our total gross auction sales in the first nine months of 2005, which is in a similar range to the levels experienced in prior periods.
Our auction revenue rate of 10.16% for the nine months ended September 30, 2005 was slightly higher than our expected range of 9.50% to 10.00%, and similar to the rate we experienced in the comparable period in 2004. We expect that our auction revenue rate for the remainder of 2005 will be within the range of 9.50% to 10.00%. Past experience has shown that our auction revenue rate is difficult to estimate precisely, and therefore, the actual auction revenue rate for 2005 or in future periods could be above or below this range.
A small change in our auction revenue rate can have a material impact on our auction revenues and therefore, our net earnings. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate in the first nine months of 2005 would have impacted auction revenues by approximately $1.5 million, of which approximately $1.0 million or $0.03 per diluted share would have flowed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging our future prospects.
Direct Expenses

Nine months ended September 30,	2005	2004	% Change

Direct expenses	$18,563	$15,405	20%
Direct expenses as a percentage of gross auction sales	1.24%	1.24%
Direct expenses are the costs we incur directly as a result of holding an auction. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we make estimates of direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Direct expenses as a percentage of gross auction sales, or the direct expense rate, fluctuate based on the size and location of auctions held each period. As the average size of auctions increases, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at offsite locations, primarily as a result of the economies of scale and other efficiencies typically achieved at permanent auction sites. Although our direct expense rate in the first nine months of 2005 was lower than our expected rate of 1.30% of gross auction sales, mainly as a result of several large auctions held during the period, we continue to expect that our direct expense rate for the remainder of 2005 will be in the range of 1.30%.

Depreciation and Amortization Expense

Nine months ended September 30,	2005	2004	% Change

Depreciation expense	$10,061	$9,253	9%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation expense increased primarily as a result of the depreciation of new auction facilities constructed over the past few years and charges related to capitalized software development costs and computer infrastructure upgrades.
General and Administrative Expenses

Nine months ended September 30,	2005	2004	% Change

General and administrative expenses	$68,316	$60,826	12%
General and administrative expenses, or G&A, include costs such as labour (salaries, wages, performance bonuses and benefits), non-auction related travel, information technology, repairs and maintenance, telecommunications and utilities, professional fees, advertising, insurance, and lease and rental expenses. The increase in G&A is attributable to a number of factors, including currency fluctuations and costs incurred to grow our business (such as labour, advertising and marketing, and travel costs). Future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support our growth plans, as well as other factors including fluctuations in foreign exchange rates.
Interest Expense

Nine months ended September 30,	2005	2004	% Change

Interest expense	$1,768	$2,448	-28%
Interest expense is comprised mainly of interest and bank charges paid on long term and revolving debt and operating credit lines. Interest expense decreased in the first nine months of 2005 compared to the prior year because of lower average debt balances and lower average interest rates applicable to that debt.
Gain on Disposition of Capital Assets

Nine months ended September 30,	2005	2004	% Change

Gain on disposition of capital assets	$6,570	$88	—
The gain on disposition of capital assets in the first nine months of 2005 includes a $5.5 million gain recorded on the sale of excess land in Fort Worth, Texas, and a gain of $0.9 million recorded on the sale of surplus property in Prince George, British Columbia. Neither of these properties was being used in our operations.
Income Taxes

Nine months ended September 30,	2005	2004	% Change

Income taxes	$21,487	$14,223	51%
Effective income tax rate	35.3%	37.6%

Income taxes have been computed based on rates of tax that apply in each of the tax jurisdictions in which we earned our income. The effective tax rate for the nine-months ended September 30, 2005 was lower than the rate we experienced in the equivalent period in 2004 partly as a result of a $0.9 million non-recurring charge to the income tax provision in 2004 relating to realized foreign exchange gains recorded at the subsidiary level in connection with certain term debt that came due in 2004. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income. Absent any unusual items, we expect our tax rate for the remainder of the year to be in the range of 36%.
Net Earnings

Nine months ended September 30,	2005	2004	% Change

Net earnings	$39,377	$23,564	67%
Net earnings per share — basic	1.15	0.69	67%
Net earnings per share — diluted	1.13	0.68	66%
Excluding the impact of total gains of $6.4 million ($4.1 million, or $0.11 per diluted share, after tax) recorded on the sale of excess properties, which we do not consider part of our normal operations, our net earnings for the first nine months of 2005 would have been $35.3 million, or $1.03 and $1.02 per basic and diluted share respectively. Earnings increased in the first nine months of 2005 compared to the nine months ended September 30, 2004 mainly as a result of higher gross auction sales, partially offset by increased G&A and income tax expenses.
Quarter Ended September 30, 2005 Compared to Quarter Ended September 30, 2004
United States Dollar Exchange Rate Comparison

Three months ended September 30,	2005	% Change in U.S. $	2004

Average value of one U.S. dollar:

Canadian dollar	$1.2015	-8%	$1.3072
Euro	€0.8206	—	€0.8176
Auction Revenues

Three months ended September 30,	2005	2004	% Change

Auction revenues	$38,430	$31,449	22%

Gross auction sales	$364,005	$307,188	18%

Auction revenue rate	10.56%	10.24%
The increase in auction revenues in the third quarter of 2005 compared to the equivalent period in 2004 was attributable to higher gross auction sales and a higher auction revenue rate applicable to those sales. Our operations in the United States and Canada were primarily responsible for the increase in gross auction sales in the third quarter of 2005 compared to the quarter ended September 30, 2004. Our underwritten business represented 20% of our total gross auction sales in the third quarter of 2005, which is in a similar range to the relative proportions experienced in prior periods.

Direct Expenses

Three months ended September 30,	2005	2004	% Change

Direct expenses	$4,487	$3,005	49%
Direct expenses as a percentage of gross auction sales	1.23%	0.98%
During interim periods, we make certain estimates of direct expenses incurred with respect to auctions completed near the quarter end. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred. During the third quarter of 2004, this process resulted in a reduction in direct expenses to reflect the recovery of previously recorded estimated costs. This reduction contributed to the higher direct expense rate in the third quarter of 2005 compared to 2004.
Depreciation and Amortization Expense

Three months ended September 30,	2005	2004	% Change

Depreciation expense	$3,198	$3,246	-2%
Depreciation expense in the third quarter of 2005 is roughly consistent with the depreciation recorded in the quarter ended September 30, 2004.
General and Administrative Expenses

Three months ended September 30,	2005	2004	% Change

General and administrative expenses	$23,859	$20,989	14%
The increase in general and administrative expenses was generally consistent with the growth in our business. As a result, we experienced increases in costs such as labour, advertising and travel expenses.
Income Taxes

Three months ended September 30,	2005	2004	% Change

Income taxes	$2,024	$1,922	5%
Effective income tax rate	30.7%	51.5%
The effective tax rate for the quarter ended September 30, 2005 was lower than the rate we experienced in the third quarter of 2004 as a result of a $0.9 million non-recurring charge to the income tax provision in 2004 relating to realized foreign exchange gains recorded at the subsidiary level in connection with term debt that came due in 2004. Absent this non-recurring charge, our income tax rate for the quarter ended September 30, 2004 would have been 27.7%. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Three months ended September 30,	2005	2004

Net earnings	$4,568	$1,810
Net earnings per share — basic	0.13	0.05
Net earnings per share — diluted	0.13	0.05

Earnings increased in the third quarter of 2005 compared to the equivalent quarter in 2004 mainly as a result of higher gross auction sales in 2005 and a higher auction revenue rate applicable to those sales, partially offset by higher G&A and direct expenses. In addition, net earnings in 2004 were reduced by the $0.9 million non-recurring income tax expense mentioned above.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2004 and 2003.

	Q3 2005	Q2 2005		Q1 2005		Q4 2004

Gross auction sales (1)	$364,005	$682,711		$456,260		$549,796

Auction revenues	$38,430	$65,692		$48,578		$57,142
Net earnings	4,568	21,134	(2)	13,675	(3)	11,335	(4)

Net earnings per share — basic	$0.13	$0.62	(2)	$0.40	(3)	$0.34	(4)
Net earnings per share — diluted	0.13	0.61	(2)	0.40	(3)	0.33	(4)

	Q3 2004		Q2 2004	Q1 2004	Q4 2003

Gross auction sales (1)	$307,188		$553,776	$378,642	$477,107

Auction revenues	$31,449		$55,996	$37,670	$47,719
Net earnings	1,810	(4)	15,164	6,590	12,417

Net earnings per share — basic	$0.05	(4)	$0.44	$0.19	$0.37
Net earnings per share — diluted	0.05	(4)	0.44	0.19	0.36

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings in the second quarter of 2005 include a gain of $938 recorded on the sale of excess property ($769 after tax). Excluding this gain, which we do not consider part of our normal operations, net earnings would have been $20,365, or $0.59 per share basic and diluted.

(3)	Net earnings in the first quarter of 2005 include a gain of $5,493 recorded on the sale of redundant property ($3,296 after tax). Excluding this gain, which we do not consider part of our normal operations, net earnings would have been $10,379, or $0.30 per share basic and diluted.

(4)	Net earnings in the third and fourth quarters of 2004 include income taxes of $888 and $1,218, respectively, recorded in connection with realized foreign exchange gains at the subsidiary level on certain term debt that came due in the second half of 2004. Excluding these non-recurring charges, net earnings would have been $2,698, or $0.08 per share basic and diluted, for the third quarter and $12,553, or $0.37 per basic share and $0.36 per diluted share, for the fourth quarter.

Liquidity and Capital Resources

	September 30,	December 31,
	2005	2004	% Change

Working capital	$57,481	$36,871	56%
Our cash position can fluctuate significantly from period to period, largely as a result of differences between the timing, size and number of auctions, the timing of the receipt of auction sale proceeds from buyers, and the timing of the payment of net amounts due to consignors. We usually collect auction proceeds from buyers within seven days of an auction and generally pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone.
Working capital at September 30, 2005 includes (as a liability) the current portion of our long-term debt. As certain of these current amounts are refinanced with long-term facilities, our reported working capital will increase. In our opinion, our working capital balance at September 30, 2005 exceeds the amount we need to satisfy our present operating requirements. Except as disclosed in this document, the economic and industry factors affecting our financial condition are substantially unchanged since December 31, 2004.

Nine months ended September 30,	2005	2004	% Change

Cash provided by (used in):
Operating activities	$75,589	$65,709	15%
Investing activities	(20,296)	(17,146)	-18%
Financing activities	(10,236)	(14,099)	27%
Capital asset additions were $10.7 million for the quarter ended September 30, 2005 and $29.9 million for the first nine months of 2005, which compared to additions of $5.7 million and $15.3 million, respectively, in the equivalent periods in 2004. Our capital expenditures in 2005 included the following:
•	Construction of our new permanent auction sites in Sacramento, California and Nashville, Tennessee;

•	Acquisition of approximately 125 acres of land in Houston, Texas for cash consideration of $8.5 million; and

•	Acquisition of approximately 160 acres of land in Denver, Colorado for cash consideration of $3.5 million.

•	Acquisition of approximately 62 acres of land in Saskatoon, Saskatchewan for cash consideration of $0.3 million.
We intend to build new permanent auction sites on the new properties in Houston and Denver, to replace our existing permanent auction sites in those locations. We intend to develop the property in Saskatoon by constructing a modest auction facility intended mainly for agricultural auctions. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a decrease of $1.1 million in the capital assets reported on our consolidated balance sheet as of September 30, 2005, compared to a $1.2 million increase in the first nine months of 2004.
We intend to add additional or replace existing auction sites in selected locations around the world as appropriate opportunities arise, though actual expenditure levels in future periods will depend on our ability to identify, acquire and develop suitable sites. We expect to add or replace at least one or two auction sites per year, and possibly up to four sites per year starting in 2007. We expect that total capital expenditures, including maintenance capital expenditures, will be in the range of $35 million for 2005, although we may exceed this range if we are able to accelerate our auction site development activities. This expected level of capital expenditures for 2005 is an increase over our previously stated expectation of approximately $25 million for the year, mainly because we have been able to increase the pace of our auction site expansion program.
Over the next five years, we expect to increase our annual capital expenditures to approximately $50 million per year, as we take steps to accelerate the expansion of our network of auction sites. Additional expenditures will also be required to achieve our Mission 2007 strategic initiatives, depending on the scope of our required system improvements. Future capital expenditures will be funded primarily from working capital or draws on available credit facilities.
We paid regular cash dividends of $0.11 per share during each of the quarters ended June 30, 2005 and March 31, 2005. The total dividend payments were approximately $3.8 million per quarter. During the quarter ended September 30, 2005 we increased our quarterly cash dividend to $0.18 per share, and the total dividend payment was approximately $6.2 million.
Our debt and available credit facilities at September 30, 2005 and December 31, 2004 were as follows:

	September 30,	December 31,
	2005	2004	% Change

Long-term debt (including current portion of long-term debt)	$45,129	$45,925	2%

Credit facilities — total available:	$150,712	$159,923

Credit facilities — total unused:	$105,583	$113,998
We have established credit facilities with financial institutions in the United States, Canada, The Netherlands, and Australia. We had no floating rate long-term debt at September 30, 2005. However, certain of our debt at September 30, 2005 consisted of revolving loans drawn on credit facilities, most of which were recorded in current liabilities in our financial statements. At September 30, 2005, we were in compliance with all of the financial covenants applicable to our long-term debt.
During the quarter ended September 30, 2005 we replaced a $12.2 million revolving loan that came due with a five-year non-revolving term loan with a fixed interest rate of 4.429%. This term loan is repayable in monthly payments of interest only, with the full amount of the principal due in 2010.
Subsequent to September 30, 2005, we executed a commitment letter with a bank to replace certain term loans and revolving loans outstanding at September 30, 2005 with a five-year fixed-rate term loan. This term loan will be repayable in quarterly payments of interest only, with the full amount of the principal due in 2010. As part of this financing, we also expect to put in place new arrangements that will increase the credit facilities available to us by $10 million. As a result of these debt renegotiations, if this arrangement is completed, the funds committed for debt repayment totaling $5.1 million recorded on our balance sheet at September 30, 2005 will become cash and cash equivalents and available for general purposes during the fourth quarter of 2005.
Transactions with Related Parties
During the period ended September 30, 2005, we paid $751,000 to a company controlled by David E. Ritchie, the Chairman of our Board of Directors. The costs were incurred pursuant to agreements, approved by our Board, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. We believe that the terms of the agreements are at least as favorable as we could have obtained from a third party. We have entered into similar agreements with the related party in the past and intend to do so in the future.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Quantitative and Qualitative Disclosure about Market Risk
We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar, which is our reporting currency. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the nine-month period ended September 30, 2005, approximately 35% of our revenues were earned in currencies other than the United States dollar and approximately 40% of our operating costs were denominated in currencies other than the United States dollar. We expect that the effect of foreign currency fluctuations on our net earnings in 2005 will be essentially neutral. We have not hedged against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar.
During the nine months ended September 30, 2005 we recorded a decrease in our foreign currency translation adjustment balance of $2.0 million, compared to a $1.4 million increase in the equivalent period in 2004. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Decreases in this balance arose primarily from the strengthening of non-United States currencies against the United States dollar.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	the performance of our business;

•	the growth of our operations;

•	the expansion of the geographic markets and the market segments in which we conduct auctions, including the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	the average size of our auctions;

•	our key strengths;

•	our ability to consistently draw significant numbers of local and international bidders to our auctions;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	our gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates and depreciation expenses;

•	the effect on our general and administrative expenses of expanded infrastructure and workforce and growth of our business;

•	the sufficiency of our working capital balance to meet our financial needs;

•	our future capital expenditures;

•	our income tax rates in future periods;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar and the effect of currency exchange fluctuations on our results of operations;

•	our Mission 2007 strategic initiative, including its effect on our results of operations and capital expenditures;

•	our program to upgrade our information systems, including its effect on our results of operations and capital expenditures; and

•	the renegotiation and extension of existing indebtedness and the availability of financing on terms acceptable to us in the future.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the following risk factors and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of future performance. Some of the more important risks we face are outlined below and should be considered by holders of our common shares. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Our guarantee and outright purchase contracts and advances to consignors may result in us incurring losses.
Approximately 75% of our business is conducted on a straight commission basis. In certain situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction sales.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
Our guarantees of clear title on the assets sold at our auctions may result in us incurring losses.
Where title registries are commercially available, we guarantee that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid by the buyer. While we exert considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments; aggregate losses from these payments could be material.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing earnings from operations in markets in which we already operate and by expanding into new geographic markets and into market segments in which we have not had a significant presence in the past. We may not be successful in growing our business or in managing this growth. For us to be successful in growing our business, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market segments;

•	identifying and acquiring, on terms favorable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	successfully managing expansion;

•	obtaining necessary financing;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	successfully integrating new facilities and acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favorable relationships with consignors, bidders and buyers in new markets and market segments, and maintaining these relationships in our existing markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and in new markets; and

•	designing and implementing business processes that are able to support profitable growth.
We may need to hire additional employees to manage any growth that we achieve. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

Our business would be harmed if there were decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used trucks and equipment, which would impact our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used trucks and equipment, and the circumstances that cause market values for used trucks and equipment to fluctuate are beyond our control. In addition, price competition and availability of new trucks and equipment directly affect the supply of, demand for, and market value of used trucks and equipment.
Legal and other claims may result in us incurring losses.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur a loss. Aggregate losses from these claims could be material.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favorably to our past results.
We are exposed to foreign exchange rate fluctuations and political and economic instability as a result of our substantial international operations, which could harm our results of operations.
We conduct business on a global basis and intend to continue to expand our presence in international markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations may affect in a negative manner our business in international markets and our related operating results. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect our presented results in our financial statements and cause our earnings to fluctuate.

Our revenues and profitability could be reduced as a result of competition in our core markets.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.
We depend on the services of a number of key personnel, and our business could be harmed if we lost one or more of them. We also have a new CEO effective November 1, 2004.
The future growth and performance of our business will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business. Peter J. Blake, our former Senior Vice-President and Chief Financial Officer, became CEO effective November 1, 2004, replacing David E. Ritchie, one of the founders of our company. Although Mr. Blake has been employed by Ritchie Bros. for over 14 years, he does not have the same depth of experience as Mr. Ritchie and has not previously been in a CEO role.
Our results may not improve on a long term basis as a result of our internet-related initiatives, which are also subject to technological obsolescence and potential service interruptions; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. However, our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to help avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems. “Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

The availability and performance of our internal technology infrastructure is critical to our business.
The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reasons.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We may need to improve these systems in order to accommodate growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could harm our business and interfere with our ability to expand our business.
We have embarked on a program to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if our program is not successful or if our enterprise resource planning system implementation is not successful.
We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses or limit our operations and ability to expand.
A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.

Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighboring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: October 31, 2005	By:	/s/	Robert S. Armstrong

Robert S. Armstrong,
Corporate Secretary